

January 22, 2014

Via E-mail
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

> **Re: eBullion, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 23, 2013**
> **File No. 333-188003**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your cross-references throughout your registration statement to ensure that they are referencing the appropriate pages. For example only, we note on page 3 that you cross-reference the "Risk Factors" section "beginning on page 3." However, we note that your "Risk Factors" section begins on page 4 in the registration statement. Please revise this cross-reference as appropriate or advise.

2.   We note your disclosure that only customers that maintain an account with Man Loong complete the trading account form filed as Exhibit 10.11 to the registration statement. Please revise your disclosure to explain how trades are processed for customers that do not maintain such accounts with Man Loong. In addition, please explain how the form filed as Exhibit 10.11 is consistent with your disclosure throughout your registration statement regarding the fact that the trading contracts are between the customers and the

customers' agents and the fact that commissions and/or trade processing fees are paid by the customers' agents or revise your disclosure as appropriate.

3.   We note your response to comment 2 in our letter dated November 26, 2013, in particular your illustration of the steps involved in closing out a contract. You indicate that if Customers A and B are counterparties to a contract and Customer B determines to close out its position under the contract, amounts owed under the contract are netted and paid to the appropriate counterparty's agent. You also indicate that Customer A will continue as a party to the contract. Finally, you indicate that the next customer seeking to enter into a contract becomes the new counterparty to Customer A. Please explain how the contract continues after Customer B closes out its position under the contract. Please also explain how the contract operates during the period between the closing out of Customer B's position and the identification of a new counterparty, in particular with respect to amounts payable or receivable under the contract. For example, how does the contract operate if Customer A suffers a gain or loss during this period?

Holders, page 24

4.   Please update your disclosure of the approximate number of holders of your common stock as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results . . . , page 25

Liquidity, page 27

5.   Please tell us and revise your filing to disclose why there was a substantial decrease in customer deposits from March 31, 2013 to September 30, 2013. Also, please tell us if this decrease is the result of any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on operations. Please refer to Item 303 of Regulation S-K.

6.   We note your disclosure regarding the loan Man Loong made to eBullion Trade in July 2013. Please revise your disclosure to identify the dollar value of the loan in United States Dollars. In addition, please expand your disclosure here and elsewhere regarding the business of eBullion Trade. Please identify the year in which eBullion Trade was formed. Please also discuss the status of eBullion Trade's application to become a member of the Guangdong Precious Metal Exchange. Please identify and discuss the types of contracts traded on the Guangdong Precious Metal Exchange.

Director Compensation, page 30

7.   We note your disclosure here that Mr. Wong receives an annual payment from Man Loong for his services as a director of Man Loong of HK$120,000, which was US$15,472 in 2013. However, we note your disclosure that Mr. Wong was paid

US$16,266 by Man Loong for his services as director of Man Loong for the six months ended September 30, 2013. Please revise your disclosure to explain the disparity between the Mr. Wong's fees in 2013 and in the six months ended September 30, 2013 or advise. In addition, please ensure that your disclosure regarding your director's compensation to Mr. Wong is consistent throughout your registration statement. For example only, we note that you identify Mr. Wong's director's compensation for the six months ended September 30, 2013 was $7,733 in contrast to your disclosure on page 30 discussed above. Please revise your disclosure to resolve this inconsistency or advise.

Selling Stockholders, page 31

8.   We note your response to comment 16 of our comment letter dated September 20, 2013. Please revise your disclosure regarding Chui Chui Li, Ka Ming Lau and Siu Yin Cheung in the selling stockholder table to reflect the shares held by their spouses or advise.

Financial Statements

Financial Statements of eBullion, Inc. for the Six Months Ended September 30, 2013 and 2012, page F-1

Unaudited Condensed Consolidated Statements of Cash Flows, page F-4

9.   Please tell us how you determined it was appropriate to classify Loan to eBullion Trade as an operating activity. Please refer to ASC 230-10-45.

Notes to the Financial Statements, page F-5

4. Loan to eBullion Trade, page F-15

10.   Please tell us if eBullion Trade is a variable interest entity (VIE) and how you made that determination. To the extent that eBullion Trade is a VIE, please tell us who is the primary beneficiary and how you made that determination. Within your response, please refer to ASC 810-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
        Hank Gracin, Esq. (Via E-mail)